ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

04036815

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

26 August 2004

RECEIVED SEP 0 9 2004

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests dated 24 August 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

9/13

AVS: 312249
RNS: 2758C
DATED: 24/8/04

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A W Lea

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non
discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

100,828

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

100,828

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Selling Price = £12.732879

13) Date of transaction

23 August 2004

14) Date company informed

23 August 2004

15) Total holding following this notification

188,902 shares (including interests on a conditional basis in 117,157 shares)

301,044 options (of which 296,744 are subject to performance conditions)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification
-

23) Any additional information

-
24) Name of contact and telephone number for queries

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..24 August 2004......